UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ATM Offering Program

On August 26, 2025, Quhuo Limited (the “Company”) entered into a Sales Agreement (the “ATM Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, up to $50,000,000 of the Company’s American Depositary Shares (the “Shares”), each representing nine hundred (900) Class A ordinary shares, $0.0001 par value per share, of the Company.

Under the ATM Agreement, the Shares will be offered and sold pursuant to a base prospectus, dated November 22, 2023 and a prospectus supplement, dated August 26, 2025, that forms a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-273087) (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on November 22, 2023.

The Company is not obliged to sell any Shares under the ATM Agreement, and the Sales Agent is not under any obligation to purchase any Shares on a principal basis pursuant to the Agreement, except as otherwise agreed by the Sales Agent and the Company in writing pursuant to a separate agreement setting forth the terms of such sale. Subject to the terms and conditions of the ATM Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the ATM Agreement generally, the Sales Agent may sell Shares by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a commission of three percent (3.0%) of the aggregate gross proceeds from each sale of the Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses of up to $90,000 in the aggregate.

The foregoing summary of the ATM Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which is attached as an exhibit to this Form 6-K and incorporated by reference herein. A copy of the opinion of Maples and Calder (Hong Kong) LLP, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Class A Ordinary Shares underlying the Shares under the ATM Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all the exhibits hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of the Company and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to the Company
10.1	Sales Agreement, dated August 26, 2025, by and between the Company and the Sales Agent
23.1	Consent of Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	August 26, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer